PE 12/28/2012


13000601

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Justin G. Hamill
Paul, Weiss, Rifkind, Wharton & Garrison LLP
jhamill@paulweiss.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1/28/13

Re: Fifth & Pacific Companies, Inc.
Incoming letter dated December 28, 2012

Dear Mr. Hamill:

This is in response to your letters dated December 28, 2012 and January 8, 2013 concerning the shareholder proposal submitted to Fifth & Pacific by Kenneth Steiner. We also have received a letter on the proponent's behalf dated January 3, 2013 and a letter dated January 24, 2013 from the American Federation of Labor and Congress of Industrial Organizations. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Andrew Kahn
Davis, Cowell & Bowe, LLP
ajk@dcbsf.com

January 28, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Fifth & Pacific Companies, Inc.
Incoming letter dated December 28, 2012

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting.

There appears to be some basis for your view that Fifth & Pacific may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Fifth & Pacific seeking approval of amendments to Fifth & Pacific's certificate of incorporation and bylaws. You also represent that the proposal conflicts with Fifth & Pacific's proposal. You indicate that inclusion of both proposals would present alternative and conflicting decisions for shareholders. Accordingly, we will not recommend enforcement action to the Commission if Fifth & Pacific omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR &
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 24, 2013

Via Electronic Mail: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Fifth & Pacific Cos. (FNP) Request for No-Action Letter

Dear Sir/Madam:

This letter is submitted in response to the claim of Fifth and Pacific Companies ("FNP" or the "Company"), by letter dated December 28, 2012, that it may exclude the shareholder proposal ("Proposal") of Kenneth Steiner ("Proponent") from its 2013 proxy materials. As explained below, we are writing in support of the Proponent because we are concerned that the Company's basis for seeking exclusion of the Steiner Proposal will have negative ramifications for the shareholder proposal process generally.

I. Introduction

Proponent's shareholder proposal urges that the

> board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

Without even presenting a copy of the Company's proposal, FNP argues that the Steiner Proposal is excludable because "it will directly conflict with one of the

Company's own proposals to be submitted to stockholders at the same meeting." [Rule 14a-8(i)(9)]. In our opinion, FNP has failed to meet its burden under Rule 14a-8(g). Not only has the Company failed to provide Proponent and the Commission's Staff with even a copy of its own proposal, but from what little information contained in its letter seeking to exclude the Steiner Proposal, it is not in conflict with the Company's proposal.

II. FNP's proposal will not directly conflict with the Steiner Proposal

The sole basis provided by FNP for the Company's claim that its proposal will conflict with the Steiner Proposal is the following statement in its letter to the Commission Staff:

> The Board of Directors of the Company has adopted resolutions approving, and directing for submission to the stockholders for approval in the 2013 Proxy Materials, a proposed amendment to the Charter and a proposed amendment to the Bylaws (collectively, the "Company Proposal") that, if adopted by the Company's stockholders, will allow stockholder action by written consent if (i) record holders of shares representing at least 35% of the outstanding common stock of the Company submit a request to the Company's secretary requesting a record date for such action, (ii) consents are solicited from all stockholders by the stockholders proposing to take such an action and (iii) stockholders do not submit their consents until at least 50 days after the applicable record date.

The Company's proposal is a binding amendment to both its Charter and its Bylaws. In contrast, the Steiner Proposal is a precatory proposal and is in no way binding. Consequently, if both proposals are adopted by shareholders, only the Company's proposal will take effect at the annual meeting. The Steiner Proposal would be subject to the discretion of the Board and can only be implemented if the Board decides to propose a revised amendment to the Company's Charter and Bylaws at a later date. There is, therefore, no conflict between the Steiner Proposal and the Company's proposal.

The Commission Staff has rejected similar attempts to exclude proposals pursuant to Rule 14a-8(i)(9). For example, in Whole Foods Market, Inc. (December 14,2005), the company proposed a charter amendment to replace a requirement for a supermajority vote to approve some transactions with a "majority of outstanding shares" requirement; while the precatory shareholder proposal that all matters be approved by a majority of votes cast; affirmative vote for the latter would be advisory and, therefore, could not conflict with a binding charter amendment. Similarly, in Lowe's Companies, Inc., (March 10, 2008), the Commission Staff rejected the company's Rule 14a-8(i)(9) argument that a shareholder proposal for ending all supermajority requirements was directly in conflict with a management proposal to amend bylaws to end some such requirements.

III. Conclusion

Permitting the exclusion of the Steiner Proposal from the Company's proxy statement will deprive shareholders of the opportunity to signal their support for a more robust written consent rights than those that FNP has proposed. If the Comission Staff concur with FNP's intent to exclude the Steiner Proposal, we fear that other companies will employ this tactic to exclude precatory shareholder proposals under Rule 14a-8(i)(9) by submitting watered down proposals. For example, a company could seek to exclude a nonbinding proxy access resolution by proposing bylaw with onerously high share ownership requirements. Such an outcome will unnecessarily frustrate the ability of shareholders to indicate their views to management through nonbinding votes.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have submitted this this letter by electronic mail for the Commission Staff, and I am sending a copy to Counsel for the Company.

Sincerely,



Robert E. McGarrah, Jr.
Counsel, Office of Investment

REM/sdw
opeiu # 2, afl-cio

cc: Andrew Kahn, Esq.

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January 8, 2013

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Fifth & Pacific Companies, Inc. – Stockholder Proposal of Mr. Kenneth Steiner (the "Proponent") Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Dear Sir or Madam:

On behalf of Fifth & Pacific Companies, Inc., a Delaware corporation (the "Company"), we write to respond to the letter sent on behalf of the Proponent by Mr. Andrew Kahn of Davis, Cowell & Bowe, LLP dated January 3, 2013 (the "Kahn Letter") to the staff of the Office of Chief Counsel (the "Staff") of the U.S. Securities and Exchange Commission regarding the Company's no action request letter, dated December 28, 2012 (the "Request Letter"), with respect to the above-captioned stockholder proposal (the "Stockholder Proposal").

The Company Proposal

As described in the Request Letter, the Board of Directors of the Company has adopted resolutions approving, and directing for submission to the stockholders for approval in the proxy materials that the Company intends to distribute in connection with its 2013 Annual Meeting of Stockholders (the "2013 Proxy Materials"), a proposed amendment to the Charter and a proposed amendment to the Bylaws (collectively, the "Company Proposal") that, if adopted by the Company's stockholders, will allow stockholder action by written consent if (i) record holders of shares representing at least 35% of the outstanding common stock of the Company submit a request to the Company's secretary requesting a record date for such action, (ii) consents are solicited from all stockholders by the stockholders proposing to take such an action and (iii) stockholders do not submit their consents until at least 50 days after the applicable record date.

The Stockholder Proposal is in Direct Conflict with the Company Proposal

The Stockholder Proposal does not have a minimum ownership threshold to initiate the written consent process nor does it have the procedural protections in the Company Proposal to ensure that all stockholders are solicited for consent or that the stockholders have adequate time to consider competing views, including those of the Company, before delivering a consent. As such, the Company Proposal and the Stockholder Proposal would present alternative and conflicting decisions for stockholders.

The Kahn Letter posits that if both the Company Proposal and the Stockholder Proposal were included in the 2013 Proxy Materials and both were approved, there would be "no risk of 'an inconsistent and inconclusive mandate'". This is incorrect. If both the Company Proposal and the Stockholder Proposal were approved, there would be an inconsistent and inconclusive mandate as to the appropriate threshold for stockholders to initiate action by written consent (35% versus none), as to whether all stockholders are required to be solicited for consents (required versus not required) and as to when consents can be submitted (50 days after record date versus any date). The Company Proposal and the Stockholder Proposal directly conflict on these issues.

The argument that there is no direct conflict in the Kahn Letter rests entirely on the purported distinction between the Company Proposal as binding and the Stockholder Proposal as precatory. This is a distinction without a difference. If the Company Proposal were similarly non-binding as the Stockholder Proposal, the Kahn Letter, by its own logic, would concede that there is a direct conflict. The binding effect of the Company Proposal does not make the direct conflict any less of a direct conflict. To avoid this outcome, the Kahn Letter seeks to rewrite the Stockholder Proposal as only "asking for the Board later on to follow up with a grant of an unrestricted right to act via written consent" (emphasis in the original). The Stockholder Proposal says no such thing – it does not reference the Company Proposal, it does not recommend adoption of the Company Proposal and it does not request the Board adopt the Company Proposal and then pursue further amendments to conform to the Stockholder Proposal. The Stockholder Proposal is simply an alternative, conflicting proposal to the Company Proposal.

We note that the Kahn Letter ignores the long list of no-action letters that are directly applicable to and supportive of the Request Letter. *Staples, Inc.* (March 16, 2012), *The Allstate Corporation* (March 5, 2012), *Altera Corporation* (February 1, 2012), *CVS*

Caremark Corporation (January 20, 2012), *The Home Depot, Inc.* (March 29, 2011), *Liz Claiborne, Inc.* (February 25, 2010), *International Paper Company* (March 17, 2009), *EMC Corporation* (February 24, 2009), *Becton Dickinson and Company* (November 12, 2009), *H.J. Heinz Company* (May 29, 2009). Rather than addressing such no-action letters, the Kahn Letter cites two no-action letters that are best characterized as not having a direct conflict and are not applicable to the current circumstances.

The Kahn Letter Mischaracterizes the Company Proposal

The Kahn Letter mischaracterizes the Company Proposal as "highly conditioned", "undemocratic" and "illusory." The Company Proposal essentially follows the twice-approved procedural requirements for stockholders of the Company to call a special meeting. Moreover, of the two conflicting proposals, only the Company Proposal would mandate that all stockholders be solicited (and therefore have a voice in Company affairs) and that all stockholders have adequate time to consider a response. Under the Stockholder Proposal, smaller stockholders may not be solicited at all and stockholders may be pressured to act quickly without adequate time to consider competing views and cast an informed consent.

The Kahn Letter also argues that the Company Proposal, as compared to the Stockholder Proposal, would impose additional costs and expenses for SEC review and solicitation efforts because of the 35% ownership requirement. Because any successful consent solicitation would need to obtain consents from the holders of more than 50% of the Company's outstanding stock (i.e., more than the 35% with respect to which the Kahn Letter is concerned about costs), these same costs and expenses would exist under the Stockholder Proposal as well.

Finally, the Kahn Letter theorizes that management would, if the no action request is granted, perpetually propose thereafter insubstantial changes to the procedural requirements for action by written consent and then seek to exclude any future stockholder proposal with more substantial changes regarding action by written consent. As the Proponent is well aware, he submitted a proposal last year that would reduce the Company's 35% stockholder ownership requirement to call a special meeting to 10%. The Company did not propose a competing proposal with an insubstantial change and seek to exclude his proposal under Rule 14a-8(i)(9). Instead, the Company's stockholders considered Proponent's proposal and rejected it.

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the above-captioned stockholder proposal from the 2013 Proxy Materials and further requests that the Staff confirm that it will not recommend any enforcement action against the Company. Please call the undersigned at (212) 373-3189 if you have any questions or need additional information.

Thank you for your prompt attention.

Respectfully yours,



Justin G. Hamill

cc: Nicholas Rubino (Fifth & Pacific Companies, Inc.)
Christopher Di Nardo (Fifth & Pacific Companies, Inc.)
Kenneth Steiner
John Chevedden
Andrew Kahn (Davis, Cowell & Bowe, LLP)

DAVIS, COWELL & BOWE, LLP

Counselors and Attorneys at Law

January 3, 2013

San Francisco

595 Market Street, Suite 1400
San Francisco, California 94105
415.597.7200
Fax 415.597.7201

Barry S. Jellison (CA)
Steven L. Stemerman (CA, NV)
Richard G. McCracken (CA, NV)
W. David Holsberry (CA, NV)
Elizabeth Ann Lawrence (CA, NV, AZ)
Andrew J. Kahn (CA, NV, AZ)
John J. Davis, Jr. (CA)
Florence E. Culp (CA, NV)
Kristin L. Martin (CA, NV, HI)
Eric B. Myers (CA, NV)
Paul L. More (CA, NV, MA)
Sarah Varela (CA, AZ)
Sarah Grossman-Swenson (CA, NV)
Elizabeth Q. Hinckle (CA)
Yuval Miller (CA)
Kyrsten Skogstad (CA)
Elizabeth H. Jackson (CA)

Robert P. Cowell (1931-1980)

of counsel:
Philip Paul Bowe (CA)

McCracken, Stemerman & Holsberry

1630 S. Commerce Street, Suite A-1
Las Vegas, Nevada 89102
702.386.5107
Fax 702.386.9848

By email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE: Fifth & Pacific (FNP) Request for No-Action Letter as to Steiner/Chevedden written consent proposal under Rule 14a-8

Dear SEC Staff:

We represent shareholder proponent Kenneth Steiner who made a proposal urging FNP's Board provide shareholders with the right to act via written consent (and without preconditions). The Company then devised its own proposal to amend its Charter and Bylaws to grant written consent rights only under the narrowest of conditions: 35 percent of the shareholders must first request a setting of a record date, then must wait 50 days from the date set to present any consents, and then must solicit every last shareholder no matter how few shares owned. Then the Company requested SEC Staff to exclude my client's proposal. The Company did not provide Staff nor Proponent with the text of its proposal.

As you know, Rule 14a-8(i)(9) permits the exclusion of a proposal that "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." Staff's understanding of the exclusion is that it applies only if an affirmative vote on both the shareholder proposal and the company proposal "would lead to an inconsistent and inconclusive mandate." *Croghan Bancshares* (March 13, 2002). The purpose of the (i)(9) exclusion is to prevent the shareholders from adopting two conflicting proposals that would send mixed signals about what the board should do as a result of the two votes.[1]

[1] The situation most commonly arises in the context of equity-based compensation where a shareholder proposal requests that certain action be taken (e.g., to limit option grants) at a time when the company is seeking approval of a broader incentive plan. E.g., *Osteotech*, Inc. (April 24, 2001); *Phillips-Van Heusen* (April 21, 2000); *Rubbermaid Co.* (January 16, 1997). In those situations, the adoption of both proposals might make it unclear whether the shareholders intended the specific action urged in the shareholder proposal to modify the broader plan or something else.

Here there is no risk of an "inconsistent and inconclusive mandate" because of several key factual points: the Company's proposal is an immediate amendment of the Charter and Bylaws to give shareholders some limited rights to act by written consent, whereas Proponent is presenting a precatory proposal calling not for the rejection of management's proposal, but instead asking for the Board later on to follow up with a grant of an unrestricted right to act via written consent. If both proposals get a majority, the Company's bylaws are changed now, and the Board is also asked to go further later on in providing consent rights. If instead shareholders reject Proponent's proposal but approve management's, then they have spoken clearly that they consider management's version of written consent sufficient. Hence there is no inconsistency nor inconclusiveness in having both on the ballot. See *Whole Foods Market, Inc.* (December 14, 2005) (denying no-action relief when company proposed a charter amendment to replace a requirement for a supermajority vote to approve some transactions with a "majority of outstanding shares" requirement; precatory shareholder proposal that all matters be approved by a majority of votes cast; affirmative vote for the latter would be advisory and could not conflict with a binding charter amendment); *Lowe's Companies, Inc.*, (March 10, 2008)(shareholder proposal for ending all supermajority requirements not directly in conflict with management proposal to amend bylaws to end some such requirements).

Management's interpretation of the (i)(9) exclusion has a pernicious effect on corporate governance and the purposes of Rule 14a-8. Faced with shareholder proposals challenging very bad governance structures, managements of late are responding with their own proposals for new structures which are just a little less bad, and then getting the stronger proposal from shareholders excluded under (i)(9). Management's approach will lead to an endless daisy chain at every company with an undemocratic structure, where each year a shareholder proposes to lower the obstacles to shareholder action to a reasonable number, but management responds with a proposal dropping the threshold by a mere percentage point or two, which proposal then serves to block shareholders from expressing their true desires for no extra threshold at all (beyond majority approval of proposed action).

The frustration of corporate democracy is particularly clear here at FNP, because under the Company's version of written consent rights, even if say 66% want to act via written consent, they cannot do so unless they spend the millions of dollars required to solicit the votes of every single shareholder no matter how tiny their ownership. Moreover, the requirement of getting 35% to request a setting of a record date for using written consents would of course necessitate soliciting more than 10 shareholders to get to 35%, and thus likely constitutes a "proxy solicitation" requiring the expense of preparing an additional proxy statement and having it go through the delay of SEC Staff review. See, e.g., Rule 14a-4(a)(1)(f); 14a-2(b0(2); 14a-(a)(6). The new bylaw also adds a 50-day delay before solicitation of consents . All this frustrates the basic purpose of allowing action by written consents, which is to allow shareholders to respond quickly to serious problems arising between annual meetings so they can take action without the expense and delay connected with convening a meeting. In other words, management's version of consent rights here is largely illusory. The SEC Staff should not allow itself to be used this way to frustrate the basic purpose of Rule 14a-8 to give shareholders the ability to express their own views.

Under management's approach the (i)(9) exception will swallow the Rule, as creative management counsel can always devise a highly-conditioned grant of some right which a shareholder proposal seeks without preconditions.

We urge Staff to promptly issue clear guidance that a conflicting management proposal to give rise to exclusion must be one which was approved by the Board prior to the shareholder's submission or would be impossible to implement if both proposals passed. Alternatively, Staff should immediately seek guidance (and/or potential amendment of the Rule) from the Commission.

Respectfully,



Andrew Kahn
Attorney for Kenneth Steiner

AJK:ja
cc: Justin Hamill, Esq. (jhamill@paulweiss.com)

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000

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December 28, 2012

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal of Mr. Kenneth Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Dear Sir or Madam:

This letter is submitted on behalf of Fifth & Pacific Companies, Inc., a Delaware corporation (the "Company"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the stockholder proposal and supporting statement submitted to the Company by Mr. Kenneth Steiner (the "Proponent") on November 15, 2012 and revised by Steiner on December 5, 2012 (the "Stockholder Proposal") for inclusion in the proxy materials that the Company intends to distribute in connection with its 2013 Annual Meeting of Stockholders (the "2013 Proxy Materials"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Stockholder Proposal from its 2013 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before the Company files its definitive 2013 Proxy Materials. In accordance with Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter is being simultaneously sent by email to Mr. Chevedden, as the Proponent's proxy, and by overnight courier to the Proponent, as notice of the Company's intent to omit the Stockholder Proposal from the Company's 2013 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Stockholder Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Stockholder Proposal

The Stockholder Proposal requests that:

The Board of Directors "... undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law."

A copy of the Stockholder Proposal and other correspondence is attached to this letter as Exhibit A.

Statement of Reasons to Exclude

The Company believes that the Stockholder Proposal may properly be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(9) because it will directly conflict with one of the Company's own proposals to be submitted to stockholders at the same meeting. The Commission has indicated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." *Exchange Act Release No. 34-40018* (May 21, 1998).

Currently, neither the Company's restated certificate of incorporation (the "Charter") nor its bylaws (the "Bylaws") permit stockholder action by written consent. In fact, the Charter expressly prohibits stockholder action by written consent. The Board of Directors of the Company has adopted resolutions approving, and directing for submission to the stockholders for approval in the 2013 Proxy Materials, a proposed amendment to the Charter and a proposed amendment to the Bylaws (collectively, the "Company Proposal") that, if adopted by the Company's stockholders, will allow stockholder action by written consent if (i) record holders of shares representing at least

35% of the outstanding common stock of the Company submit a request to the Company's secretary requesting a record date for such action, (ii) consents are solicited from all stockholders by the stockholders proposing to take such an action and (iii) stockholders do not submit their consents until at least 50 days after the applicable record date. The Company Proposal and the Stockholder Proposal would present alternative and conflicting decisions for stockholders because they contain different threshold levels for a stockholder to initiate the written consent process. The Company Proposal is needed to eliminate the current Charter and Bylaws prohibition on the ability of stockholders to act through written consent and would provide the right to initiate the written consent process at a 35% ownership level, which directly conflicts with the Stockholder Proposal's request to provide that right without any minimum ownership level. The Company Proposal also differs from the Stockholder Proposal because only the Company Proposal requires that (i) consents are solicited from all stockholders by the stockholders proposing to take such an action and (ii) stockholders do not submit their consents until at least 50 days after the applicable record date.

Under circumstances where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders and the submission of both matters for stockholder vote could produce inconsistent and ambiguous results, the Staff has permitted exclusion of the stockholder proposal under Rule 14a-8(i)(9). The Staff has previously concurred in the exclusion of stockholder proposals requesting an amendment of one or both of a company's charter and bylaws to permit stockholder action through written consent when the company represents that it will seek stockholder approval of a charter amendment, a bylaws amendment or both to provide for such a right. *Staples, Inc.* (March 16, 2012), *The Allstate Corporation* (March 5, 2012), *Altera Corporation* (February 1, 2012), *CVS Caremark Corporation* (January 20, 2012) and *The Home Depot, Inc.* (March 29, 2011). The main difference in the Company Proposal compared with the Stockholder Proposal is to have a 35% threshold for stockholders to be able to initiate an action by written consent. The other procedures that will apply, under the Company Proposal, to the ability of stockholders to act by written consent are effectively designed to put an action by written consent on the same footing as business to be brought before a special meeting.

Conclusion

As described in this letter, the Company's determination to ask stockholders to approve the Company Proposal is substantially similar to the prior decisions of the Staff. The Stockholder Proposal and the Company Proposal directly conflict, and, if both were included in the 2013 Proxy Materials, they would present different and directly conflicting decisions for stockholders on the same subject matter at the same stockholder meeting.

For the foregoing reasons, the Company believes that the Stockholder Proposal may properly be excluded from its 2013 Proxy Materials under Rule 14a-8(i)(9).

The Company respectfully requests the Staff's concurrence with its decision to omit the Stockholder Proposal from the 2013 Proxy Materials and further requests that the Staff confirm that it will not recommend any enforcement action against the Company. Please call the undersigned at (212) 373-3189 if you have any questions or need additional information or as soon as a Staff response is available.

Thank you for your prompt attention to this request.

Respectfully yours,



Justin G. Hamill

Attachment

cc: Nicholas Rubino (Fifth & Pacific Companies, Inc.)
Chris Di Nardo (Fifth & Pacific Companies, Inc.)
Kenneth Steiner
John Chevedden

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Kay Koplovitz
Chairman of the Board
Fifth & Pacific Companies, Inc. (FNP)
1441 Broadway
New York NY 10018
Phone: 212 354-4900

Dear Ms. Koplovitz,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Nicholas J. Rubino
Corporate Secretary
Christopher T. Di Nardo <chris_dinardo@fnpc.com>
Vice President, Deputy General Counsel
T: 201-295-7833
F: 201-295-7851
Robert Vill <robert_vill@fnpc.com>

[FNP: Rule 14a-8 Proposal, November 14, 2012]
Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. James McRitchie and William Steiner have submitted proposals on this topic to a number of major companies.

This proposal topic received our 65% support in 2011. This even translated into 49% of all shares outstanding. Our corporate governance committee was out to lunch when this vote came in. This committee was under the leadership of Nancy Karch, who received our highest negative votes. Plus our directors play negative games with shareholder proposals like omitting the title from our ballots. Of course ballot titles are never omitted for the management proposals.

Arthur Martinez received our second highest negative votes. Ms. Karch and Mr. Martinez, with their high negative votes, controlled 4 of the 12 seats on our most important board committees including 2 chairmanships.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "Very High Concern" in Executive Pay. Six of our 10 directors had 11 to 20 years long-tenure which can seriously erode an independent perspective so valued for a board of directors.

Please encourage our board to respond positively to this proposal to protect shareholder value:
Right to Act by Written Consent – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by emailFISMA & OMB Memorandum M-07-16 ***

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Kay Koplovitz
Chairman of the Board
Fifth & Pacific Companies, Inc. (FNP)
1441 Broadway
New York NY 10018
Phone: 212 354-4900

REVISED DEC. 5, 2012

Dear Ms. Koplovitz,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to* FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Nicholas J. Rubino
Corporate Secretary
Christopher T. Di Nardo <chris_dinardo@fnpc.com>
Vice President, Deputy General Counsel
T: 201-295-7833
F: 201-295-7851
Robert Vill <robert_vill@fnpc.com>

[FNP: Rule 14a-8 Proposal, November 14, 2012, revised December 5, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with giving shareholders the fullest power to act by written consent consistent with applicable law.

The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012. This proposal topic also won majority shareholder support at 13 major companies in a single year. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. James McRitchie and William Steiner have submitted proposals on this topic to a number of major companies.

This proposal topic received our 65% support in 2011. This even translated into 49% of all shares outstanding. The 2012 proposal might have received more than 65% support had our directors been willing to make it as easy to vote for this proposal topic as to vote against it. It would take only one-click to vote against this proposal – but a lot more clicks to vote in favor with our biased 2012 Internet voting system.

Our corporate governance committee was out to lunch when this 65% vote came in. This committee was under the leadership of Nancy Karch, who received our highest negative votes. Plus our directors played negative games with the 2012 shareholder proposal like wiping out the title from our ballots. Of course ballot titles were not wiped out for management proposals.

Arthur Martinez received our second highest negative votes. Ms. Karch and Mr. Martinez, with their high negative votes, controlled 4 of the 12 seats on our most powerful board committees including 2 chairmanships.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2007 with "High Governance Risk." Also "Very High Concern" in Executive Pay. Six of our 10 directors had 11 to 20 years long-tenure. Director independence erodes after 10-years. GMI said long-tenured directors can form relationships that may hinder their ability to provide effective oversight. A more independent perspective would be a priceless asset for our board of directors.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Right to Act by Written Consent – Proposal 4*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***


FIFTH & PACIFIC
COMPANIES

5901 WEST SIDE AVENUE
NORTH BERGEN, NJ 07047
201 295 6000

November 27, 2012

Via E-mail and UPS

Kenneth Steiner
c/o John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

On November 15, 2012, I received a fax from Mr. Kenneth Steiner ("Mr. Steiner") that enclosed a purported shareholder proposal from Mr. Steiner for inclusion in the Fifth & Pacific Companies, Inc. ("FNPC") Proxy Statement for its 2013 Annual Meeting of Shareholders (the "Proxy Statement") and directing all future correspondence regarding this proposal to your attention.

Please be advised that Mr. Steiner has not proved his eligibility in accordance with Securities and Exchange Commission ("SEC") Rule 14a-8. Specifically, Mr. Steiner failed to comply with Rule 14a-8(b)(2) and establish his continuous ownership of at least $2,000 in market value, or 1%, of FNPC's securities entitled to be voted on the proposal at FNPC's Annual Meeting for at least one year by the date Mr. Steiner submitted his proposal.

In accordance with Rule 14a-8(f), FNPC is entitled to exclude the proposal unless Mr. Steiner remedies this procedural deficiency. Mr. Steiner can remedy this deficiency if, within 14 calendar days of your receipt of this letter, Mr. Steiner responds in writing to this letter and submits adequate evidence, such as a written statement from the "record" holder of Mr. Steiner's securities, verifying that, at the time Mr. Steiner submitted the proposal, Mr. Steiner continuously held the aforementioned amount of FNPC securities for at least one year.

In the event Mr. Steiner elects to cure the deficiency, FNPC reserves the right and may seek to exclude the proposal if in FNPC's judgment the exclusion of such proposal from the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety, along with a copy of SEC Staff Legal Bulletin No. 14F (CF).


kate spade


Juicy Couture

JACK SPADE

Please direct all further correspondence with respect to this matter to my attention at the following address:

Christopher T. Di Nardo
Fifth & Pacific Companies, Inc.
1441 Broadway, 21st Floor
New York, New York 10018

Very truly yours,



Christopher T. Di Nardo

ctd/ac
Enclosure



Post-it® Fax Note 7671	Date 12-6-12 # of pages ▶
To Christopher DiNardi	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 201-295-7851	Fax #

December 6, 2012

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, you have continuously held the following securities in the TD Ameritrade Clearing, Inc. DTC #0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** October 1, 2011.

Symbol	Stock	# of Shares
WIN	Windstream	428
WM	Waste Management	700
DOW	Dow Chemical	1,200
BAC	Bank of America	8,752
FNP	Fifth & Pacific Companies	4,000
AIG	American International Group, Inc	1,218

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Catherine Wesslund
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12